UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TEJON RANCH CO.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

879080109
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 460 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 879080109	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TowerView LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,795,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,795,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,795,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 879080109	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DT Four Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
717,172

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
717,172

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,172

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

SCHEDULE 13D

CUSIP No. 879080109	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel R. Tisch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,541,614

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
3,541,614

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,541,614

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The statement on Schedule 13D filed by TowerView LLC (“TowerView”), DT Four Partners, LLC (“DT Four Partners”) and Daniel R. Tisch (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $.50 per share (the “Common Stock”), of Tejon Ranch Co. (the “Company”) is hereby amended and supplemented as set forth herein, and except as so amended and supplemented remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

On August 31, 2016 Warrants to purchase shares of Common Stock at $40.00 per share expired.  The Reporting Persons did not exercise their Warrants prior to expiration.  The aggregate number of shares of Common Stock (based upon a total of 20,733,667 shares outstanding as of July 31, 2016, as stated in the Company’s Form 10-Q for the quarter ended June 30, 2016) held by each of the Reporting Persons as of the date hereof are as follows:

Name	No. of Shares	Percentage
TowerView LLC	2,795,000	13.5
DT Four Partners, LLC	717,172	3.5
Daniel R. Tisch	29,442	0.1
Total	3,541,614	17.1

Daniel R. Tisch has power to vote and power to dispose of shares held by TowerView LLC and DT Four Partners, LLC.  Accordingly, any shares held by them may be deemed to be beneficially owned by him.

Except for 885 shares of Common Stock awarded to Daniel R. Tisch on July 21, 2016 for his service as a director of the Company, there were no transactions in the Common Stock by any of the Reporting Persons during the 60 days preceding the filing of this statement.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of the date hereof, by and among TowerView LLC, DT Four Partners, LLC and Daniel R. Tisch.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2016
TowerView LLC

By	/s/	Daniel R. Tisch
Daniel R. Tisch
General Member

DT Four Partners, LLC

By	/s/	Daniel R. Tisch
Daniel R. Tisch
General Member

	/s/	Daniel R. Tisch
Daniel R. Tisch

Page 6 of 7 Pages

AGREEMENT

In accordance with Rule 13d‑1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment No. 2 to the statement on Schedule 13D relating to the Common Stock of Tejon Ranch Co. is being filed with the Securities and Exchange Commission on behalf of each of them.

September 1, 2016

TowerView LLC

By	/s/	Daniel R. Tisch
Daniel R. Tisch
General Member

DT Four Partners, LLC

By	/s/	Daniel R. Tisch
Daniel R. Tisch
General Member

	/s/	Daniel R. Tisch
Daniel R. Tisch

Page 7 of 7 Pages